February 12, 2021

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Attention:	Jay Ingram
Thomas Jones
Ernest Greene
Kevin Stertzel

Re: Innoviz Technologies Ltd.

Registration Statement on Form F-4

Filed January 11, 2021

File No. 333-252023

Ladies and Gentlemen:

On behalf of Innoviz Technologies Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing an amended Registration Statement (the “Amended Registration Statement”) with the Commission through its EDGAR system. The enclosed copy of the Amended Registration Statement has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated February 5, 2021, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

Cover Page

1.	Please indicate, if applicable, that the combined company will be a controlled company under Nasdaq listing rules and identify the controlling shareholder and the shareholder’s total voting power.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not expect to be a “Controlled Company” within the meaning of Rule 5615(c)(1) of the Nasdaq Marketplace Rules after the completion of its business combination, as the Company expects that no individual, group or other company will hold more than 50% of the voting power for the election of the Company’s directors.

February 12, 2021

Questions and Answers About the Business Combination and the Special Meeting, page vi

2.

Please add a section describing the interests of the subscribers of the PIPE shares, including a comparison of the price that they will pay for the shares compared to the market value of the shares based on the Nasdaq closing price on the record date.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page vii of the Amended Registration Statement.

Did Collective Growth’s board of directors obtain a third-party valuation . . .?, page vii

3.

While we note the disclosure regarding a lack of a fairness opinion, you also disclose on page 71 that “Collective Growth’s board of directors consulted with Collective Growth’s management and legal and financial advisors.” Please reconcile, and revise to disclose the nature and scope of advice provided by the financial advisors. See also Item 4(b) to Form F-4.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 69 of the Amended Registration Statement.

The Collective Growth Board’s Reasons for the Business Combination, page 3

4.	Please revise the disclosure in the first bullet point on page 4 to clarify the reference to “meaningful revenue.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 4 and 70 of the Amended Registration Statement.

Certain Material U.S. Federal Income Tax Considerations, page 8

5.	Please delete the reference to “certain” tax considerations throughout your document, such as the references on pages 8, 25 and 95.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 9, 26 and 93 of the Amended Registration Statement.

6.

Please Regarding the tax considerations, we also note the disclosure on page 25 that the business combination is “intended” to qualify as a reorganization and the disclosure on page 99 that the parties “intend” that the business combination qualify as a reorganization. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. File a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment, counsel’s opinion should discuss the degree of uncertainty.

Response: The Company has filed the requested tax opinion as Exhibit 8.1 to the Amended Registration Statement.

February 12, 2021

Comparison of Rights of Stockholders of Collective Growth, page 10

7.	Please briefly disclose the material differences between Delaware and Israeli law applicable to Collective Growth shareholders.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 10 of the Amended Registration Statement.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Collective Growth and Innoviz, page 13

8.

In note (2) on page 14, you indicate that there is no Unaudited Pro Forma Condensed Combined Balance Sheet required for December 31, 2019. Please note that this information should be presented as of the date financial data is presented pursuant to Item 3.A of Form 20-F (selected financial data) and not based on the pro forma requirements. Please revise your book value per share information accordingly. In addition, please provide pro forma equivalent per share disclosures as required. Refer to Part I.A, Item 3(f) of Form F-4.

Response: The Company respectfully advises the Staff that book value per share is not available on a pro forma combined basis as of December 31, 2019, as a pro forma combined balance sheet is not required to be prepared for that period. The Company has revised the Amended Registration Statement in response to the Staff’s comment to clarify that book value per share is not available on a pro forma combined basis as of December 31, 2019, as a pro forma combined balance sheet is not required to be prepared for that period. Please see pages 13 and 14 of the Amended Registration Statement.

Innoviz’s business is subject to the risks of earthquakes, page 39

9.	Please clarify the reference to Innoviz expects to continue to experience disruptions in its business “during the second half of 2020.”

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 38 of the Amended Registration Statement.

It may be difficult to enforce a U.S. judgment against Innoviz, page 53

10.

We note the disclosure on page 53 that Innoviz has been informed by its legal counsel that it may be difficult to assert claims under U.S. securities law and the disclosure on page 224 under the caption entitled “Enforceability of Civil Liability.” If your disclosure is based upon an opinion of counsel, name counsel in the prospectus and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 52 of the Amended Registration Statement.

11.	Please disclose whether a treaty or reciprocity exists between the United States and Israel.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 52 of the Amended Registration Statement.

February 12, 2021

Registration Rights Agreement, page 93

12.

Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 7 and 91 of the Amended Registration Statement.

Business Combination and Public Company Costs, page 150

13.

We note your disclosure that the merger will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Innoviz has been determined to be the accounting acquirer. Please provide us with a comprehensive analysis of the factors considered, pursuant to ASC 805-10-55-11 through 55-15, to support your accounting conclusion under both a no redemption and maximum redemption scenario.

Response: The Company respectfully advises the Staff that it has considered the provisions of ASC 805 in making the statements that the transaction is intended to be accounted for as a reverse recapitalization in accordance with GAAP and that the Company believes the Company will be the accounting acquirer under both a no redemption and a maximum redemption scenario.

ASC Topic 805 specifies that the guidance in ASC Subtopic 810-10 should be used to determine the acquirer (i.e., the entity that obtains control), and if applying that guidance does not clearly indicate which of the combining entities is the acquirer, the factors in paragraphs 805-10-55-11 through  805-10-55-15 should be considered in making the determination.

Under ASC 805, control is defined as a controlling financial interest within the meaning of ASC 810-10-15-8. ASC 810-10-15-8 provides that the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule, ownership by one entity, directly or indirectly, of over 50% of the outstanding voting shares of another entity is a condition indicating control and, in a business combination, the identity of the accounting acquirer.

The Company estimates that under both the no redemption and maximum redemption scenarios, the existing Company shareholders will collectively hold more than 50% of the outstanding voting interests of the post-combination company.

February 12, 2021

As reflected in the table below, which represents the pro forma ownership subsequent to the transaction, the existing Company shareholders’ ownership of outstanding common shares will range from 67% to 77% depending on if the existing Collective Growth Corporation (“Collective Growth”) unitholders elect to redeem 0% or 100% of their shares of Class A common stock of Collective Growth (the “Common Stock”), respectively:

	Assuming No Redemption		Assuming Maximum Redemption(1)
	Shares	%	Shares	%
Total Innoviz Technologies
Collective Growth	17,137,500	13%	3,118,361	2%
Existing Innoviz Technologies Shareholders	87,547,107	65%	87,547,107	75%
Company Management Shares	2,500,000	2%	2,500,000	2%
Antara	10,125,000	8%	8,041,500	7%
PIPE Shares(2)	16,000,000	12%	16,000,000	14%

Total Company Ordinary Shares Outstanding at Closing (excluding earnout shares)	133,309,607	100%	117,206,968	100%
Company Management Earn Out Shares	1,250,000		1,250,000
Antara Earnout Shares	325,000		325,000
Perception Earnout Shares	2,175,000		2,175,000

Total Company Ordinary Shares Outstanding at Closing (including earn out shares)	137,059,607		120,956,968

Although the Company would obtain a controlling financial interest under both the no redemption and maximum redemption scenarios, the Company also considered the factors in paragraphs 805-10-55-11 through 805-10-55-15 in determining of the accounting acquirer. ASC 805 does not provide a hierarchy to explain how to assess factors that influence the identification of an accounting acquirer in a business combination, effectively concluding that no single criterion is more significant than any other. As a result, the Company considered the following factors holistically in determining that, under both the no redemption and maximum redemption scenarios, the Company is the accounting acquirer:

805-10-55-11: In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

Both Scenarios

ASC 805-10-55-11 provides that in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. Similarly, ASC 805-10-55-12 provides that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.

Pursuant to the Business Combination Agreement (the “Agreement”), under both the no redemption and maximum redemption scenarios, the transaction will be effected primarily by exchanging equity interests. Under the Agreement, the Company will be the entity that issues it equity interests.

The Company believes this factor is not applicable in both scenarios. The transaction will be effected by exchanging equity interests, and therefore, the other pertinent factors and circumstances identified in ASC 805-10-55-12(a)-(d) are also considered in determining the accounting acquirer.

February 12, 2021

ASC 805-10-55-12: In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

(a)

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The Company began its analysis by considering the relative voting rights of the former Collective Growth stockholders and the former Company shareholders in the post-combination company immediately after the consummation of the transaction.

No Redemption Scenario:

The Company expects that the former Collective Growth stockholders will hold approximately 13% of the voting rights of the post-combination company and that the former Company shareholders will hold approximately 67% of the voting rights of the post-combination company.

Maximum Redemption Scenario:

The Company expects that the former Collective Growth stockholders will hold approximately 2% of the voting rights of the post-combination company and that the former Company shareholders will hold approximately 77% of the voting rights of the post-combination company.

The Company believes this factor strongly points toward the Company being the accounting acquirer.

(b)

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Both Scenarios:

The Company notes that this factor is not applicable because under both the maximum redemption and no redemption scenarios, the Company will have a majority voting interest in the post-combination company and control the post-combination company.

While existing Collective Growth stockholders as a group will have a large minority voting interest (assuming 0% redemption), the Company shareholders will have a significant voting interest, represented by the largest ownership interest as a group.

The Company believes this factor strongly points toward the Company being the accounting acquirer.

(c)

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Both Scenarios:

Under both the no redemption and maximum redemption scenarios, the Agreement provides that the board of the post-combination company will be composed of eight directors - two directors designated by the Company and six independent directors (election of directors is based on he affirmative vote of a majority of shareholders – i.e. the existing Company shareholders hold 67% and 77% voting rights under no redemption and maximum redemption scenarios, respectively). No directors are designated by Collective Growth.

February 12, 2021

Elections of directors are based on shareholder votes, which based on the analysis above, could be viewed as favoring the existing Company shareholders. As a result, the Company believes that under both the no redemption and maximum scenarios, the existing shareholders of the Company will have the ability to elect or appoint or to remove a majority of the members of the governing body of the post- combination company within the meaning of ASC 805-10-55-12(c).

The Company believes this factor generally points toward the Company being the accounting acquirer.

(d)	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Both Scenarios:

In both scenarios, the current management of the Company will represent all of senior management of the combined entity.

The Company believes this factor strongly points toward the Company being the accounting acquirer.

(e)

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Both Scenarios:

The Company has never been a publicly traded entity; therefore, the fair value of its equity is less objectively determinable. However, the transaction is based upon an estimated pre-money equity valuation of $975 million, and the ranges of acquisition consideration (assuming either 100% or 0% redemption of Common Stock by Collective Growth stockholders) are greater than Collective Growth’s market capitalization. Therefore, since the Company is the combining entity that pays a premium over the precombination fair value of Collective Growth, the Company believes this factor points toward the Company being the accounting acquirer.

ASC 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Both Scenarios

As of September 30, 2020, the Company had approximately $76 million in total assets and Collective Growth had approximately $151 million in total assets ($150 million of which was marketable securities held in the Trust Account, of which approximately $140 million would be used to satisfy redemptions in the maximum redemption scenario).

The size of the respective entities involved in the Business Combination was not deemed to be a significant factor in the analysis due to the difference in the nature of the two pre-combination companies. Collective Growth is a nonoperating public shell company. Other than cash, Collective Growth does not possess assets or generate revenue or earnings, and its primary business purpose is to effect a business combination,

February 12, 2021

whereas the Company is an operating company. As such, although Collective Growth’s relative size is larger than the Company, this criteria was not deemed to indicate that Collective Growth would be the accounting acquirer and was deemed outweighed by the fact that the legacy shareholders of the Company will retain control of the combined company through their share of voting rights and representation on the board of directors.

In addition, it is important to emphasize that the Company’s fair value ($975 million) is much higher than Collective Growth’s fair value ($170-220 million).

ASC 805-10-55-14: In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

The Company believes that this indicator is not applicable, as only two entities, the Company and Collective Growth, are combining in the transaction.

ASC 805-10-55-15: A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

The Company believes that this indicator is not applicable as Hatzata Merger Sub, Inc. (“Merger Sub”) has no economic substance (that is, Merger Sub has had no substantive pre-combination operations or assets).

In summary, the Company carefully considered the factors set forth in ASC 805-10-55-11 through 805-10-55-15 and concluded that, under both the no redemption and maximum redemption scenarios, the Company is the acquiring company for financial reporting purposes, primarily based upon the existing Company shareholders having a majority voting interest in the post-combination company as a result of the fair value of the Company ($975 million) compared to that of former stockholders of Collective Growth ($170-220 million).

The Company’s current senior management comprises all of the senior management of the post-combination company, and the Company’s operations comprise the ongoing operations of the post-combination company. As a result, the Company believes that the transaction should be accounted for as a “reverse capitalization” in accordance with U.S. GAAP, with the Company being treated as the “acquiring” company and Collective Growth being treated as the “acquired” company for financial reporting purposes.

The transaction is not considered a business combination because Collective Growth (a nonoperating public shell corporation), the accounting acquiree, does not meet the definition of a business under ASC 805. The transaction is accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 171

14.	Please revise your balance sheets as of September 30, 2020 to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 167-170 of the Amended Registration Statement.

February 12, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations, page 173

15.

Please revise your statements of operations to present historical basic and diluted per share data and pro forma basic and diluted per share data on the face of the pro forma statements of operations for all periods presented.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 171-172 of the Amended Registration Statement.

Note 1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition Nature of Products and Services, page F-14

16.

You indicate that services to certain customers may require substantive customer acceptance due to performance acceptance criteria that is considered more than a formality. For these services, revenue is recognized upon customer acceptance. Please tell us how you determine when transfer of control of your application engineering services is determined by customer acceptance. Please specifically address whether your customer acceptance clause is based on objective or subjective criteria pursuant ASC 606-10-55-86 and 55-88.

Response: In 2018, the Company signed an agreement to provide application engineering services related to the InnovizOne 3D Lidar for a total amount of consideration equaling €11.56 million. Pursuant to the agreement between the Company and the customer, following the completion of the services for which the parties contracted and upon delivery of the work results, the customer shall carry out a formal acceptance. The acceptance criteria determined by the parties occurs when the Company completes the development of the InnovizOne 3D Lidar according to the specifications agreed to by the parties and is subject to the customer’s approval and test. If the customer does not accept the services, the Company will not be entitled to receive the consideration. This acceptance criteria causes a high degree of uncertainty with respect to the ability of the Company to complete the project, because, among other reasons, the product is required to meet automotive grade qualifications, which are characterized by technological barriers.

In addition, payment terms are set in the manner that the remaining consideration in the amount of €8.56 million will be paid only upon customer acceptance, with the exception of €3 million, which represents a down payment for the project.

When determining whether the customer has obtained control of the services, the Company considered customer acceptance clauses that require the customer to approve the goods or services before it is obligated to pay for them.

The Company concluded that customer acceptance should not be deemed a formality because the acceptance terms are unusual or non-standard. The contract contains acceptance provisions based on customer-specified criteria; therefore, it is difficult for the Company to objectively assess the criteria, and there may be substantive risk that the provisions will not be met. In addition, the Company also considered its lack of experience with other contracts for similar services and concluded it is not able to objectively determine that the service provided to the customer is in accordance with the agreed-upon specifications in the contract prior to customer acceptance.

Therefore, the Company has decided to not recognize revenue prior to obtaining evidence of customer acceptance.

February 12, 2021

Note 17. Subsequent Events, page F-31

17.

Please revise your filing to disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10- 50-1.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page F-31 of the Amended Registration Statement.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7420. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson

Ryan J. Maierson

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Eldar Cegla, Innoviz Technologies Ltd.

Dana Nutkevich, Innoviz Technologies Ltd.

Raanan Lerner, Meitar Liquornik Geva Leshem Tal

Jeffrey M. Gallant, Graubard Miller